

May 1, 2023

Ryan Murr
Partner
Gibson, Dunn & Crutcher LLP
555 Mission Street, 30th Floor
San Francisco, California 94105

> **Re: Jounce Therapeutics, Inc.**
> **Schedule TO-T/A filed April 28, 2023**
> **File No. 005-89831**

Dear Ryan Murr:

We have reviewed your amended filing and have the following comments. Defined terms used here have the same meaning as in the amended Offer materials.

Schedule TO-T/A filed April 28, 2023

Supplement - General, page i

1. We note the disclosure in your supplement regarding the value of the CVR component of the Offer. In telephone conversations on April 20, 2023, April 27, 2023, and April 28, 2023, we conveyed our view that basing the value of the CVR on the difference between the cash component of the Offer consideration and current trading price of the Shares in this manner is likely to mislead shareholders. It is not apparent, for example, why the fact that the Shares are trading above the Offer price could not indicate that the market believes the cash component of the Offer consideration is inadequate. Similarly, basing the value of the CVR on the trading price for the Shares on a given day (April 27, 2023) ignores the reality that the market price has fluctuated daily throughout the term of the Offer. Without addressing these or any other uncertainties, you include the following statement in your revised Offer materials: "[T]he markets appear to ascribe a value of approximately $0.09 to each CVR." Finally, we believe the lack of substantive disclosure regarding the assumptions underlying your calculation of $0.18 as the upper end of the CVR valuation range, where this value is derived in part from the difference between the trading price for the Shares on April 27, 2023 and the cash component of the Offer consideration, is also of concern. While we will not comment further at this time, we continue to have concerns about the disclosure valuing the CVR in this manner.

2. Refer to comment 1 in our prior comment letter. While you have undertaken to provide the requested opinion of counsel, we have not yet received it and the Offer is scheduled to

expire on May 3rd. Please provide it in time to allow for staff review.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions